EXHIBIT 99.12

CONSENT OF CARLOS GUZMAN

Reference is made to the technical report entitled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19, 2014 with an effective date of April 30, 2014 (the “PEA Report”), which contains certain scientific and technical information related to the Caspiche property of Exeter Resource Corporation (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Exeter Resource Corporation, which is being filed with the United States Securities and Exchange Commission.

Dated this 27th day of March, 2017.

/s/ Carlos Guzman
Name: Carlos Guzman, Mining Eng.
FAusIMM, RM Chilean Mining Commission